Sub-Item 77M

a) The JPMorgan SmartRetirement Income Fund became the survivor in a reorganization with the JPMorgan SmartRetirement 2010 Fund.
b) The reorganization and the Agreement and Plan of Reorganization was approved by the board of trustees of JPMorgan Trust I, on behalf of the SmartRetirement Income Fund and the JPMorgan SmartRetirement 2010
Fund, at a meeting in February 2014.   Because the reorganization met
the requirements of Rule 17a-8 under the Investment Company Act of
1940, the reorganization did not have to be approved by shareholders.
The reorganization was effective after the close of business on June
20, 2014.